                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                      ------------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)(1)

                                 About.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    003736105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Charles McCurdy
                                    President
                                  PRIMEDIA Inc.
                                745 Fifth Avenue
                               New York, NY 10151
                                 (212) 745-0100

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 29, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.
                NOTE: Six copies of this statement, including all
        exhibits, should be filed with the Commission. See Rule 13d-1(a)
                for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                              (Page 1 of 20 Pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------    -------------------------------------

CUSIP No. 003736105    Schedule 13D                 Page 2 of 20 Pages
---------------------------------------    -------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS
            PRIMEDIA Inc.                                 13-3647573
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   |X|
                                                                  (b)   | |
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            OO (see Item 3)
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5     PURSUANT TO ITEM 2(d) or 2(e)                                     | |
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6           Delaware
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                             5,588,795
   NUMBER OF     ---------------------------------------------------------------
     SHARES      8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 1,798,062**
      EACH       ---------------------------------------------------------------
   REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON WITH
                             5,588,795
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           7,386,857
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      | |
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            34.55%***
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

      ** Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that PRIMEDIA Inc. is the beneficial owner of any of the Company Common Stock (as defined below) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

      *** Based on 21,380,110 shares of Company Common Stock outstanding, calculated as the sum of 19,766,665 shares of Company Common Stock outstanding on November 10, 2000 according to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, plus 1,613,445 shares of Company Common Stock issued on December 5, 2000 pursuant to the Second Ads for Equity Agreement (as defined below).

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------    -------------------------------------

CUSIP No. 003736105    Schedule 13D                 Page 4 of 20 Pages
---------------------------------------    -------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            MA Associates, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   | |
                                                                  (b)   |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                      | |
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                             0
   NUMBER OF     ---------------------------------------------------------------
     SHARES      8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 0
      EACH       ---------------------------------------------------------------
   REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON WITH
                             0
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Beneficial ownership of all shares disclaimed by MA Associates, L.P.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      | |
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Not applicable (see 11 above)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------    -------------------------------------

CUSIP No. 003736105    Schedule 13D                 Page 5 of 20 Pages
---------------------------------------    -------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            FP Associates, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   | |
                                                                  (b)   |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

      PURSUANT TO ITEM 2(d) or 2(e)                                      | |
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                             0
   NUMBER OF     ---------------------------------------------------------------
     SHARES      8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 0
      EACH       ---------------------------------------------------------------
   REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON WITH
                             0
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Beneficial ownership of all shares disclaimed by FP Associates, L.P.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      | |
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Not applicable (see 11 above)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
---------------------------------------    -------------------------------------

CUSIP No. 003736105    Schedule 13D                 Page 6 of 20 Pages
---------------------------------------    -------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            Magazine Associates, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   | |
                                                                  (b)   |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                     | |
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                             0
   NUMBER OF     ---------------------------------------------------------------
     SHARES      8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 0
      EACH       ---------------------------------------------------------------
   REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON WITH
                             0
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Beneficial ownership of all shares disclaimed by Magazine Associates, L.P.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      | |
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Not applicable (see 11 above)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------    -------------------------------------

CUSIP No. 003736105    Schedule 13D                 Page 7 of 20 Pages
---------------------------------------    -------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            Publishing Associates, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   | |
                                                                  (b)   |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                      | |
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                             0
   NUMBER OF     ---------------------------------------------------------------
     SHARES      8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 0
      EACH       ---------------------------------------------------------------
   REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON WITH
                             0
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Beneficial ownership of all shares disclaimed by Publishing Associates, L.P.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      | |
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Not applicable (see 11 above)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------    -------------------------------------

CUSIP No. 003736105    Schedule 13D                 Page 8 of 20 Pages
---------------------------------------    -------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            Channel One Associates, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   | |
                                                                  (b)   |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                      | |
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                             0
   NUMBER OF     ---------------------------------------------------------------
     SHARES      8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 0
      EACH       ---------------------------------------------------------------
   REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON WITH
                             0
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Beneficial ownership of all shares disclaimed by Channel One Associates, L.P.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      | |
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Not applicable (see 11 above)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------    -------------------------------------

CUSIP No. 003736105    Schedule 13D                 Page 9 of 20 Pages
---------------------------------------    -------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            KKR Partners II, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   | |
                                                                  (b)   |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                      | |
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                             0
   NUMBER OF     ---------------------------------------------------------------
     SHARES      8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 0
      EACH       ---------------------------------------------------------------
   REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON WITH
                             0
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Beneficial ownership of all shares disclaimed by KKR Partners II,
            L.P.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      | |
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Not applicable (see 11 above)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------    -------------------------------------

CUSIP No. 003736105    Schedule 13D                 Page 10 of 20 Pages
---------------------------------------    -------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            KKR Associates, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   | |
                                                                  (b)   |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                      | |
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                             0
   NUMBER OF     ---------------------------------------------------------------
     SHARES      8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 0
      EACH       ---------------------------------------------------------------
   REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON WITH
                             0
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Beneficial ownership of all shares disclaimed by KKR Associates,
            L.P.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      | |
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Not applicable (see 11 above)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------    -------------------------------------

CUSIP No. 003736105    Schedule 13D                 Page 11 of 20 Pages
---------------------------------------    -------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            KKR 1996 Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   |X|
                                                                  (b)   | |
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            OO (see Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                       | |
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                             5,588,795
   NUMBER OF     ---------------------------------------------------------------
     SHARES      8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 1,798,062**
      EACH       ---------------------------------------------------------------
   REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON WITH
                             5,588,795
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            7,386,857
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      | |
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            34.55%***
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

      ** Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that KKR 1996 Fund, L.P. is the beneficial owner of any of the Company Common Stock (as defined below) for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

      *** Based on 21,380,110 shares of Company Common Stock outstanding, calculated as the sum of 19,766,665 shares of Company Common Stock outstanding on November 10, 2000 according to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, plus 1,613,445 shares of Company Common Stock issued on December 5, 2000 pursuant to the Second Ads for Equity Agreement (as defined below).

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


---------------------------------------    -------------------------------------

CUSIP No. 003736105    Schedule 13D                 Page 13 of 20 Pages
---------------------------------------    -------------------------------------

--------------------------------------------------------------------------------
15    NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            Abra LLC
--------------------------------------------------------------------------------
16    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   |X|
                                                                  (b)   | |
--------------------------------------------------------------------------------
17    SEC USE ONLY
--------------------------------------------------------------------------------
18    SOURCE OF FUNDS*

            OO (see Item 3)
--------------------------------------------------------------------------------
19    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                       | |
--------------------------------------------------------------------------------
20    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                 21    SOLE VOTING POWER

                             5,588,795
   NUMBER OF     ---------------------------------------------------------------
     SHARES      22    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 1,798,062**
      EACH       ---------------------------------------------------------------
   REPORTING     23    SOLE DISPOSITIVE POWER
  PERSON WITH
                             5,588,795
                 ---------------------------------------------------------------
                 24    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
25    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            7,386,857
--------------------------------------------------------------------------------
26    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
27    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            34.55%***
--------------------------------------------------------------------------------
28    TYPE OF REPORTING PERSON*
            OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

            ** Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Abra LLC is the beneficial owner of any of the Company Common Stock (as defined below) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

            *** Based on 21,380,110 shares of Company Common Stock outstanding, calculated as the sum of 19,766,665 shares of Company Common Stock outstanding on November 10, 2000 according to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, plus 1,613,445 shares of Company Common Stock issued pursuant to the Second Ads for Equity Agreement (as defined below).

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------    -------------------------------------

CUSIP No. 003736105    Schedule 13D                 Page 15 of 20 Pages
---------------------------------------    -------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            KKR Associates 1996 L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   | |
                                                                  (b)   |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                       | |
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                             0
   NUMBER OF     ---------------------------------------------------------------
     SHARES      8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 0
      EACH       ---------------------------------------------------------------
   REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON WITH
                             0
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       Beneficial ownership of all shares disclaimed by KKR Associates 1996 L.P.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      | |
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Not applicable (see 11 above)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------    -------------------------------------

CUSIP No. 003736105    Schedule 13D                 Page 16 of 20 Pages
---------------------------------------    -------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            KKR 1996 GP LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   | |
                                                                  (b)   |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                       | |
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                             0
   NUMBER OF     ---------------------------------------------------------------
     SHARES      8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 0
      EACH       ---------------------------------------------------------------
   REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON WITH
                             0
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Beneficial ownership of all shares disclaimed by KKR 1996 GP LLC
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      | |
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Not applicable (see 11 above)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                         AMENDMENT NO. 8 TO SCHEDULE 13D


            This Statement on Schedule 13D relates to shares of Common Stock, par value $.001 per share ("Company Common Stock"), of About.com, Inc., a Delaware corporation (the "Company"), as previously filed on November 8, 2000, and amended by Amendment 1 to the Schedule 13D, as previously filed on December 7, 2000, Amendment 2 to the Schedule 13D, as previously filed on December 13, 2000, Amendment 3 to the Schedule 13D, as previously filed on December 15, 2000, Amendment 4 to the Schedule 13D, as previously filed on December 18, 2000, Amendment 5 to the Schedule 13D, as previously filed on December 22, 2000, Amendment 6 to the Schedule 13D, as previously filed on December 26, 2000, and Amendment 7 to the Schedule 13D, as previously filed on December 29, 2000 by PRIMEDIA Inc., a Delaware corporation ("PRIMEDIA") for and on behalf of itself, MA Associates, L.P., a Delaware limited partnership ("MA Associates"), FP Associates, L.P., a Delaware limited partnership ("FP Associates"), Magazine Associates, L.P., a Delaware limited partnership ("Magazine Associates"), Publishing Associates, L.P., a Delaware limited partnership ("Publishing Associates"), Channel One Associates, L.P., a Delaware limited partnership ("Channel One Associates"), KKR Partners II, L.P., a Delaware limited partnership ("Partners"), KKR Associates, L.P., a New York limited partnership ("KKR Associates"), which is the sole general partner of MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates and Partners, Abra LLC, a Delaware limited liability company ("Abra LLC"), KKR 1996 Fund, L.P., a Delaware limited partnership which is the sole member of Abra LLC ("KKR 1996 Fund"), KKR Associates 1996 L.P., a Delaware limited partnership which is the sole general partner of KKR 1996 Fund ("KKR Associates 1996"), and KKR 1996 GP LLC, a Delaware limited liability company which is the sole general partner of KKR Associates 1996 ("KKR 1996 LLC") (MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates, Partners, KKR Associates, Abra LLC, KKR 1996 Fund, KKR Associates 1996 and KKR 1996 LLC, collectively, the "Majority Stockholders") is hereby amended with respect to the items set forth below. Capitalized terms used herein without definition have meanings ascribed to such terms in Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The consideration to be used to purchase 120,987 of the shares of Company Common Stock listed in Row 7 of the cover page of this Statement on
Schedule 13D is the provision by PRIMEDIA Magazines Inc., a wholly owned subsidiary of PRIMEDIA ("PRIMEDIA Magazines"), of the right to use a mailing list owned by PRIMEDIA Magazines pursuant to the List Rental Agreement (as defined below).

            As more fully described in Item 4 hereof, the funds used by Abra LLC and PRIMEDIA in connection with the purchase of an aggregate of 199,000 shares of Company Common Stock in the open market were provided from general funds available to Abra LLC and PRIMEDIA.

ITEM 4.  PURPOSE OF THE TRANSACTION.

            On December 28, 2000, Abra LLC entered into a Voting Agreement with the Company (the "Abra Voting Agreement") pursuant to which, among other things, Abra LLC (i) agreed to vote (or cause to be voted) all of the shares of Company Common Stock beneficially owned by Abra LLC on the record date of such vote or action (a) in favor of the Merger, the execution and delivery of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement; and (b) against any amendment of the Company's certificate of incorporation or bylaws which amendment would prevent or materially impede, interfere with or delay the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement and (ii) appointed the Chairman and Chief Executive Officer of the Company and the President, Corporate Development of About, or any other designee of the Company, each of them individually, as Abra LLC's proxy and attorney-in-fact (with full power of substitution) to vote or act by written consent with respect to Abra LLC's shares of Company Common Stock. The Abra Voting Agreement terminates on the earlier of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement pursuant to its terms.

            On December 28, 2000, Abra LLC beneficially owned 2,236,641 shares of Company Common Stock, which amounted to 10.46% of the total outstanding shares of Company Common Stock.

            On December 29, 2000, the Company entered into a definitive agreement (the "List Rental Agreement") with PRIMEDIA Magazines, pursuant to which the Company will issue 120,987 shares of Company Common Stock to PRIMEDIA Magazines in consideration of the provision by PRIMEDIA Magazines of the right to use a mailing list owned by PRIMEDIA Magazines. The shares of Company Common Stock to be issued to PRIMEDIA Magazines pursuant to the List Rental Agreement were valued at $2,450,000 based on a $20.25 pro forma equivalent per share value of Company Common Stock. Pursuant to the List Rental Agreement, 120,987 shares of Company Common Stock will be issued to PRIMEDIA Magazines promptly.

            The foregoing summaries of the Abra Voting Agreement and the List Rental Agreement do not purport to be complete and are subject to, and qualified in their entirety by reference to, the provisons of the agreements filed as exhibits hereto. A copy of (a) the Abra Voting Agreement is attached hereto as Exhibit 10, and (b) the List Rental Agreement is attached hereto as
Exhibit 11.

            From January 2, 2001 to January 3, 2001, Abra LLC and PRIMEDIA purchased an aggregate of 199,000 shares of Company Common Stock for an aggregate purchase price of $5,291,556.90 in cash. Of those shares, Abra LLC bought 176,891 and PRIMEDIA bought 22,109.

            The Reporting Persons may, from time to time, acquire additional Company Common Stock in the open market or through privately negotiated transactions.

            Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a) The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this statement on Schedule 13D are incorporated herein by reference.

            Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 or on Schedule A hereto, beneficially owns any shares of Company Common Stock.

            (b) The responses of the Reporting Persons to (i) Rows (7) through
(13) of the cover page of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

            As further described in Item 4, PRIMEDIA and Abra LLC purchased an aggregate of 199,000 shares of Company Common Stock in the open market for an aggregate purchase price of $5,291,556.90. These acquisitions of Company Common Stock as described in Item 4 may mean that Abra LLC, PRIMEDIA and the other Reporting Persons are a "group" for purposes of Rule 13d-1 of the Securities Exchange Act of 1934, as amended. In addition, because of PRIMEDIA Magazine's right to acquire 120,987 shares of Company Common Stock pursuant to the List Rental Agreement, PRIMEDIA may be deemed to be the "beneficial owner" of those shares.

            Except as disclosed in this Item 5(b), none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 or on Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of shares of Company Common Stock or other securities of the Company which they may be deemed to beneficially own.

            (c) Except as disclosed in Item 4 hereof, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 or on Schedule A hereto, has effected any transaction in the Company Common Stock during the past 60 days.

            (d)  Not applicable.

            (e)  Not applicable.

            Neither the filing of this Schedule 13D or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that the Reporting Persons are the "beneficial owner" of any shares of Company Common Stock or other securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     10. Shareholder Voting Agreement, dated as of December 28, 2000, by and between Abra LLC and About.com, Inc.

     11. List Rental Agreement, dated as of December 6, 2000, by and between PRIMEDIA Magazines Inc. and About.com, Inc.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                    PRIMEDIA INC.


                                    By: /s/ Charles McCurdy
                                        ----------------------------------------
                                        Name:  Charles McCurdy
                                        Title: President

                                    KKR 1996 FUND, L.P.


                                    By: KKR 1996 Fund, L.P.
                                         Its Managing Member


                                    By: KKR Associates 1996 L.P.
                                         Its General Partner


                                    By: /s/ Perry Golkin
                                        ----------------------------------------
                                        Member

                                    KKR ASSOCIATES 1996 L.P.

                                    By:  KKR 1996 GP LLC
                                          Its General Partner


                                    By: /s/ Perry Golkin
                                        ----------------------------------------
                                        Member

                                    ABRA LLC


                                    By: KKR 1996 Fund, L.P.
                                         Its Managing Member


                                    By: KKR Associates 1996 L.P.
                                         Its General Partner

                                    By: KKR 1996 GP LLC
                                         Its General Partner


                                    By: /s/ Perry Golkin
                                        ----------------------------------------
                                        Member

                                    KKR 1996 GP LLC


                                    By: /s/ Perry Golkin
                                        ----------------------------------------
                                        Member

                                    MA ASSOCIATES, L.P.
                                    By:  KKR Associates, L.P.
                                          Its General Partner


                                    By: /s/ Perry Golkin
                                        ----------------------------------------
                                          A General Partner

                                    FP ASSOCIATES, L.P.
                                    By:  KKR Associates, L.P.
                                      Its General Partner


                                    By: /s/ Perry Golkin
                                        ----------------------------------------
                                          A General Partner

                                    MAGAZINE ASSOCIATES, L.P.
                                    By:  KKR Associates, L.P.
                                      Its General Partner


                                    By: /s/ Perry Golkin
                                        ----------------------------------------
                                            A General Partner

                                    PUBLISHING ASSOCIATES, L.P.
                                    By:  KKR Associates, L.P.
                                      Its General Partner


                                    By: /s/ Perry Golkin
                                        ----------------------------------------
                                            A General Partner

                                    CHANNEL ONE ASSOCIATES, L.P.
                                    By:  KKR Associates, L.P.
                                      Its General Partner


                                    By: /s/ Perry Golkin
                                        ----------------------------------------
                                            A General Partner

                                    KKR PARTNERS II, L.P.
                                    By:  KKR Associates, L.P.
                                      Its General Partner


                                    By: /s/ Perry Golkin
                                        ----------------------------------------
                                            A General Partner

                                    KKR ASSOCIATES, L.P.


                                    By: /s/ Perry Golkin
                                        ----------------------------------------
                                            A General Partner

DATED:  January 3, 2001

ITEM 8.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NUMBER                  DESCRIPTION OF EXHIBITS

   10.                 Shareholder Voting Agreement, dated as of
                       December 28, 2000, by and between Abra LLC and About.com, Inc.

   11.                 List Rental Agreement, dated as of
                       December 6, 2000, by and between
                       PRIMEDIA Magazines Inc. and About.com, Inc.